SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549


                        AMENDMENT NO. 1

                               TO

                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934

    Southwest Royalties Institutional Income Fund XI-A, L.P.
                        (Name of Issuer)


                 Limited Partnership Interests
                 (Title of Class of Securities)


                         Not Applicable
                         (CUSIP Number)


Check the following box if a fee is being paid with this stateme nt.[___] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                    CUSIP No. Not Applicable

 (1) Names of Reporting Persons              Southwest Royalties,
Inc.
     S.S. or I.R.S. Identification                75-1917432
     Nos. of Above Persons

 (2) Check the Appropriate Box               (a)
     if a Member of a Group                  (b)  X

 (3) SEC Use Only

 (4) Source of Funds                         WC

 (5) Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)               Not Applicable

 (6) Citizenship or Place of
     Organization                            Delaware corporation


Number  of  Shares/Units  Beneficially Owned  by  Each  Reporting
Person With:


 (7) Sole Voting Power                       420.0 Units

 (8) Share Voting Power                      None

 (9) Sole Dispositive Power                  420.0 Units

(10) Shared Dispositive Power                None

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person               420.0 Units

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                                  Not Applicable

(13) Percent of Class Represented
     by Amount in Row (11)                   7.8% of class of
                                        5,418 Units

(14)                                         Type   of  Reporting
                                             Person
                                             CO (Managing General
                                             Partner of Issuer)

Item 1.                                 Type     of     Security:
                                        Limited       Partnership
                                        Interests ("Units")

                                             Name of Issuer:
                                        Southwest Royalties
                                        Institutional Income XI-
                                        A, L.P.

          Address of Issuer's           407 N. Big Spring St.
          Principal Executive           Suite 300
           Offices:                       Midland, Texas   79701-
4326

Item 2(a).     Name of Person
          Filing:                       Southwest Royalties, Inc.

Item  2(b).      Address of Principal                407  N.  Big
Spring St.
            Business  Office:                    Midland,   Texas
79701-4326

Item 2(c).     Present Occupation:           Not Applicable

Item 2(d).     Criminal Convictions:              None

Item 2(e).     Civil Securities Laws
          Injunctions or
          Prohibitions:                 None

Item   2(f).       Citizenship:                         Delaware,
U.S.A.

Item 3.                                 Source      of     Funds:
                                        Working  capital  of  the
                                        Reporting Person.

Item 4.        Purpose of Transactions:

     Satisfied requirements of the Right of Presentment contained in the Issuer's Agreement of Limited Partnership whereby the Reporting Person, as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price.

Item 5.        Interest in Securities

     The Reporting Person, which is the Issuer: Managing General Partner of the Issuer, holds a total of 420.0 Units of limited partnership interests over which it has sole voting and dispositive powers. These Units represent 7.8% of the total 5,418 Units which are issued and outstanding. The purchase transactions which resulted in the ownership of the Reporting Person increasing from 5% to 7.8% occurred between January 1, 1998 and November 30, 2001 when the Reporting Person purchased an additional 94 Units as part of the Issuer's Right of Presentment program. The price per unit ranged from $81.00 to $143.28.

Item 6.   Contracts, Arrangements,
          Undertakings or Relationships
          with Respect to Securities of
          the Issuer:                             Not Applicable

Item 7.   Material to Be Filed as
          Exhibits:                          Not Applicable

                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: December 5, 2001                            By:   /s/  Bill
                                        E. Coggin

-------------------------
                                        --------
                                   Bill E. Coggin, Vice-President
                                   and CFO, of Southwest
Royalties,
                                     Inc.  the  Managing  General
Partner